EXHIBIT 12.1

DELL INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	February 3, 2012	January 28, 2011	January 29, 2010	January 30, 2009	February 1, 2008
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$4,240	$3,350	$2,024	$3,324	$3,827
Add: Fixed Charges adjusted for capitalized interest	315	228	191	132	84
Add: Noncontrolling interest	—	—	—	—	29
Total	$4,555	$3,578	$2,215	$3,456	$3,940
Fixed Charges(a)
Interest Expense	$279	$199	$160	$93	$45
Capitalized interest	—	—	—	—	—
Estimate of interest in rent expense	36	29	31	39	39
Total	$315	$228	$191	$132	$84
Ratio of Earnings to Fixed Charges	14	16	12	26	47
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(a)
Fixed charges included in the calculation of this ratio consist of: (i) interest expensed, plus (ii) interest capitalized (when applicable), plus (iii) a reasonable estimation of the interest factor included in rental expense.